EXHIBIT 3

JOHN A. WILLIAMS

May 6, 2004

Dear Fellow Post Properties Shareholder:

By now you should have received my correspondence concerning your opportunity to tell our Board of Directors that you support greater openness and transparency in the governance of our Company. You may continue to review all that information on our website, www.postshareholders.com.

As the founder, a director, the largest individual shareholder, and former CEO of Post Properties, I naturally follow the Company's activities closely. Since my open-heart surgery in December 2001, I've had minimal involvement in Post Properties' day-to-day operations and have no desire for this to change. However, I take my responsibilities as a director most seriously.

The Board would have you believe that I am in a proxy contest with the Company. This isn't a shareholder fight. It's simply a proposal and shareholder vote to bring better corporate governance to our Company--an opportunity for us, the owners of Post Properties, to voice our support for continued improvements in this area.

The Board's primary fiduciary responsibility is to shareholders. Shareholder Proposal 3 is a formal way to align our Board with the owners of the Company. It will provide greater transparency with respect to the compensation paid to directors by giving shareholders a voice in making that determination. After all, directors, officers and shareholders should be partners.

SHOULDN'T SHAREHOLDERS HAVE A SAY
IN HOW MUCH THEIR DIRECTORS GET PAID?

I applaud the progress Post Properties has made over the past year with respect to the positive changes it has implemented in its corporate governance practices. Our efforts last spring played a considerable role in persuading the Board to adopt many of those improvements. But that's only the beginning.

As a Board member, today I see a move toward lack of transparency and good judgment when it comes to the compensation of the Board. I've attended Board meetings and heard the arguments concerning director compensation. It seemed obvious to me that the compensation levels proposed were disproportionate to the Company's performance and the Board's contributions and experience.

I was especially concerned with Board Chairman Bob Goddard's compensation package, which amounts to significantly more than $500,000 (when considering options). This is particularly egregious since the Board awarded Mr. Goddard this compensation package based on his spending no more than 25% of his time on Post Properties' business.

What is the justification for this level of payment when Mr. Goddard's entire experience and familiarity with the multi-family apartment industry only extends to his appointment to the Post Properties Board in 2002, his only public company board experience?

When the Board commissioned its independent study by Ferguson Partners Limited on director compensation, I reviewed the results. At that time, I believed that the process Ferguson Partners used was flawed in that it didn't use comparative data from the multi-family REIT industry.

I invite the Board to make that report available for all shareholders to review so that you, too, can see why I disagreed with it then and why I still disagree with it now.

I subsequently have gone to the considerable effort, at my own expense, of employing Green Street Advisors, the most respected independent consulting firm in the REIT industry, to analyze Post Properties' director compensation and compare it with the Company's industry peers. While Green Street did not opine on the data, the information they gathered clearly shows that the Post Properties Board and Chairman Goddard are the most generously paid in terms of total compensation--when considering the number of committee meetings and payments to directors for their attendance at those meetings--when compared to any board of any company in the REIT industry of similar market capitalization. The Green Street data is available on our website or by request.

The goal is to bring these corporate governance and transparency issues to the attention of all Post Properties shareholders essentially because our Board has failed to do so. It's as plain and simple as that.

  WHY DOES THE POST PROPERTIES BOARD FEEL THREATENED BY SHAREHOLDER PROPOSAL 3?

  SHOULDN'T ALL SHAREHOLDERS BE ABLE TO PARTICIPATE IN THE DECISION ABOUT WHAT THE DIRECTORS OF THEIR COMPANY ARE PAID?

  SHOULDN'T THE BOARD WANT TO BE FULLY ALIGNED WITH THE OWNERS OF POST PROPERTIES?

  This shareholder proposal is about good corporate governance, accountability for performance and transparency of action. If you have already voted and wish to change your vote to support Shareholder Proposal 3, you have every legal right to do so. Simply return the proxy card you recently received to Post Properties. Only the latest dated proxy card will be counted at the annual meeting of shareholders on May 27, 2004.

  If you have questions or need assistance in voting, please feel free to call MacKenzie Partners, Inc. at (800) 322-2885 who is assisting me in this matter and you are invited to visit our website at www.postshareholders.com to get the latest updates.

  Thank you in advance for your support.
Sincerely,

JOHN A. WILLIAMS